Westco Investment Corp.
FINANCIAL STATEMENTS
September 30, 2024

Westco Investment Corp.

Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-38452

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/23__ AND ENDING __09/30/24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Westco Investment Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

77 Hempstead Avenue

(No. and Street)

Lynbrook	NY	11563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	516-593-5070	acarter@westcofinancialgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC

(Name – if individual, state last, first, and middle name)

PO Box 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Westmacott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westco Investment Corp., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI B. BARRETT
NOTARY PUBLIC - STATE OF NEW YORK
No. 01BA6304444
Qualified in Nassau County
My Commission Expires May 27, 2026

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Westco Investment Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Westco Investment Corp, as of September 30, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended September 30, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westco Investment Corp as of September 30, 2024, and the results of its operations and its cash flows for the year ended September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westco Investment Corp's management. Our responsibility is to express an opinion on Westco Investment Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westco Investment Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp's financial statements. The supplemental information is the responsibility of Westco Investment Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPAs

We have served as Westco Investment Corp's auditor since 2015.
Landenberg, Pennsylvania
November 15, 2024

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com

Westco Investment Corp.

Balance Sheet
September 30, 2024

ASSETS

Current Assets	
Cash	$ 37,174
Commissions receivable	3,722
Marketable securities	160,727
Total Current Assets	201,623
Fixed Assets	
Furniture, fixtures, and equipment, less	
Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	**$ 201,623**

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 1,833
Federal and state tax payable	2,904
Accrued expenses	14,378
Total Current Liabilities	19,115
Deferred Tax Liability	16,260
Total Liabilities	35,375
Shareholder's Equity	
Common stock (200 shares authorized,	
no par value, 100 shares issued and outstanding)	51,000
Paid in capital	42,800
Retained earnings	72,448
Total Shareholder's Equity	166,248
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 201,623**

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2024

REVENUE

Commissions	$ 94,643
Interest and dividends	2,176
Short term and long term capital gains on Mutual Funds	2,852
Gain on securities	32,703
TOTAL REVENUE	132,374

EXPENSES

Commissions	17,076
Salaries	16,765
Rent	6,000
General and administrative	2,922
Travel and entertainment	700
Professional fees	29,300
Regulatory Dues and Fees	9,097
Computer services	8,728
Payroll taxes	1,490
Pension expense	496
TOTAL EXPENSES	92,574
Income before Provision for Income Taxes	39,800
Provision for Income Taxes	12,157
NET INCOME	$ 27,643

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2024

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Shareholder's Equity October 1, 2023	$ 51,000	$ 42,800	$ 44,805	$ 138,605
	-	-	27,643	27,643
Shareholder's Equity September 30, 2024	$ 51,000	$ 42,800	$ 71,448	$ 166,248

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 27,643
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	-
Change in securities value	(37,716)
Change in commissions receivable	862
Change in accounts payable	4,300
Change in commissions payable	(924)
Change in federal and state tax payable	(6,082)
Change in deferred tax liability	10,560
NET CASH USED BY OPERATIONS	(1,357)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder Dividends	-
NET CASH USED BY FINANCING ACTIVITIES	**-**
NET DECREASE IN CASH	(1,357)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	38,531
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 37,174

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$

See Notes to Financial Statements.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2024

Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Nature of Operations</u>

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full-service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

<u>Cash and Cash Equivalents</u>

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

<u>Investments</u>

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the statement of income.

<u>Furniture, Fixtures, and Equipment</u>

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

<u>Certain Significant Estimates</u>

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition</u>

On October 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Financial Instruments – Credit Losses

In accordance with FASB ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Fair Value
Equity Securities	$ 102,654	$ 58,073	$ 0	$ 160,727

Note 2 - INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended September 30, 2024:

	2023
Statutory federal rate	21.00%
State tax	7.00%
Effective tax rate	28.00%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended September 30, 2024 was as follows:

	2024
Unrealized gain on securities owned	$ 58,073
Deferred tax liability	$ 16,260

The provision for income taxes for the year ended September 30, 2024 is $1,429. $1,429 is current and consists of $1,066 in Federal income tax and $363 in State income tax. The Company increased its deferred provision by $10,560 to $16,260.

Note 3 – <u>CREDIT RISK</u>

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2024, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 – <u>FAIR VALUE MEASUREMENT</u>

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

<u>Level 1 Inputs</u> - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
<u>Level 2 Inputs</u> - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
<u>Level 3 Inputs</u> - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 41,513	$ -0-	$ -0-	$ 41,513
First Eagle US Value	40,701	-0-	-0-	40,701
iShares Core S & P 500	38,030	-0-	-0-	38,030
Ivy Balanced	36,741	-0-	-0-	36,741
SPDR S&P 500	3,011	-0-	-0-	3,011
Money Market	731	-0-	-0-	731
	$ 160,727	$ -0-	$ -0-	$ 160,727

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2024, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2024 was $6,000, which includes $0 due as of September 30, 2024.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employees' time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2024 employer expense was $496.

Note 8- <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2024, the Company had net capital of $157,337 which was $152,337 in excess of its required net capital of $5,000.

Note 9- <u>SUBSEQUENT EVENTS</u>

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 12, 2024. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2024.

Westco Investment Corp.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2024

		Unaudited Part IIA
<u>COMPUTATION OF NET CAPITAL</u>		
Total ownership equity from Statement of Financial Condition	$	166,248
Total ownership equity qualified for net capital		166,248
Deductions and/or additions:		
Add: Deferred tax credit		16,260
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		(3,209)
Net capital before haircuts on securities positions		179,299
Less: Haircuts and undue concentration		(21,962)
Net capital	$	157,337
<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	2,358
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	152,337
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	151,337
<u>COMPUTATION OF AGGREGATE INDEBTEDNESS</u>		
Total aggregate indebtedness from Statement of Financial Condition	$	35,375
Deduct:		
Deferred tax liabilities		
Total aggregate indebtedness	$	35,375
Ratio of aggregate indebtedness to net capital		22.48%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5, as amended, as of September 30, 2024.

The accompanying notes are an integral part of these financial statements.

Westco Investment Corp.

Exemption Report
For the Fiscal Year Ended September 30, 2024

Westco Investment Corp. (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, James Westmacott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Authorized Signature

_____
Title

_____ October 30, 2024 _____
Date



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Westco Investment Corp

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Westco Investment Corp (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting private placement securities transactions via subscriptions on a subscription wat basis where the funds are payable to the issuer or its agent and not to the Company. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2024 without exception.

Westco Investment Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, CPAs

Landenberg, Pennsylvania
November 15, 2024